Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 15, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 15, 2004, entitled "New head of human resources for Statoil ASA".

New head of human resources for Statoil ASA

Jens R Jenssen (51) has been appointed executive vice president for human resources at Statoil ASA (OSE: STL, NYSE: STO), with a seat on the corporate executive committee. He takes office on 18 October.

Mr Jenssen comes from the job of senior vice president for human resources at Aker Kvaerner, and has worked in this field at the Norwegian based engineering and fabrication group with global activites in the offshore market since 1991.

A graduate in psychology from the University of Oslo, he was employed on the human resources side at Det Norske Veritas from 1982 to 1986.

Mr Jenssen then spent several years as an independent consultant for such clients as Aker, ABC Bank, Sparebanken Nord, Aftenposten, Alfa Life Insurance, the Norwegian Defence Research Establishment and Alcatel STK.

He has very solid knowledge of renewal and change processes, and the companies he has served have also conferred broad international experience.

In a comment on his new appointment, Mr Jenssen says that he regards the job as highly interesting. It presents major challenges both in Norway and internationally.

He wants to see Statoil develops its human resources in a way which allows it to act dynamically and flexibly, and to become a winner in international competition on the basis of its special qualities and advantages.

“This is very much a case of striking a balance between continuity and renewal,” he observes.

Contacts:

Wenche Skorge, vice president public affairs, +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 15, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer